Clearview Hotel Trust, Inc.

180 Newport Center Drive, Suite 178

Newport Beach, California 92660

October 22, 2010

VIA EDGAR AND FACSIMILE

Ms. Karen Garnett

Ms. Erin Martin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Clearview Hotel Trust, Inc.

Registration Statement on Form S-11 (File No. 333-166733)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clearview Hotel Trust, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-11 (File No. 333-166733), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2010.

In light of current public market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, John T. Haggerty of Goodwin Procter LLP, at (617) 570-1526.

Sincerely,

Clearview Hotel Trust, Inc.

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Chief Executive Officer

Ms. Karen Garnett

Ms. Erin Martin

Division of Corporation Finance

October 22, 2010

cc:	George P. Doyle

    Clearview Hotel Trust, Inc.

Stuart A. Barr

Bruce W. Gilchrist

    Hogan Lovells US LLP

Gilbert G. Menna

John T. Haggerty

    Goodwin Procter LLP